FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1
News Release dated January 27, 2015 entitled, "CN Q4-2014 net income increased to C$844 million, with diluted earnings per share (EPS) rising 36% to C$1.03”
"Full year 2014 adjusted diluted EPS rose 23% to C$3.76"

Item 2	Unaudited Consolidated Financial Statements

Item 1

North America’s Railroad
NEWS RELEASE

CN Q4-2014 net income increased to C$844 million,
with diluted earnings per share (EPS) rising 36% to C$1.03

Full-year 2014 adjusted diluted EPS rose 23% to C$3.76 (1)

2014 freight volumes were a CN record

MONTREAL, Jan. 27, 2015 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2014.

Fourth-quarter and full-year 2014 financial highlights
•	Fourth-quarter 2014 net income was C$844 million versus net income of C$635 million for the same period of 2013.
•	Q4-2014 diluted earnings per share (EPS) increased 36 per cent to C$1.03 from diluted EPS of C$0.76 for the final quarter of 2013.
•	Full-year 2014 net income was C$3,167 million, or C$3.85 per diluted share, compared with net income of C$2,612 million, or C$3.09 per diluted share, for 2013.
•	Full-year 2014 adjusted diluted EPS increased 23 per cent to C$3.76, with adjusted 2014 net income of C$3,095 million versus adjusted net income of C$2,582 million in 2013. (1)
•	Full-year 2014 volumes reached record levels, with carloadings up eight per cent and revenue ton-miles up 10 per cent.
•	Q4-2014 operating income increased 30 per cent to C$1,260 million, and full-year 2014 operating income rose 19 per cent to C$4,624 million.
•	The fourth-quarter 2014 operating ratio improved by 4.1 points to 60.7 per cent; the full-year 2014 operating ratio improved by 1.5 points to 61.9 per cent.
•	2014 free cash flow totalled C$2,220 million, compared with free cash flow of C$1,623 million for 2013. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered a strong fourth-quarter 2014 performance, concluding a remarkable year characterized by brutal first-quarter winter weather, followed by a strong rebound starting in March, and capped by record full-year freight volumes. We’re particularly proud of our solid operating performance that allowed us to move record volumes of Western Canadian grain and equally strong U.S. grain shipments.

“Our agenda of Operational and Service Excellence is clearly working. This momentum is helping us to grow CN’s business faster than the overall economy and to do so at low incremental cost. This will provide us with a strong foundation for 2015, a year in which we see continued opportunities for growth in energy-related commodities, intermodal traffic, and commodities tied to U.S. housing construction, automotive sales and other consumer spending.”

Positive 2015 outlook, increased dividend (2)
Mongeau said: “CN is optimistic about its future prospects. The Company is aiming to deliver double-digit EPS growth in 2015 over adjusted diluted 2014 EPS of C$3.76. In addition, CN plans to increase its capital spending by roughly C$300 million for a total 2015 investment of approximately C$2.6 billion.

“Given CN’s strong balance sheet and its solid outlook for earnings and free cash flow generation, I am pleased to announce that the Company’s Board of Directors has approved a 25 per cent increase in CN’s 2015 quarterly common-share dividend. CN has increased its dividend per share by 17 per cent per year on average since its privatization in 1995.”

Full-year 2014 revenues, traffic volumes and expenses
2014 revenues increased 15 per cent to C$12,134 million. Revenues increased for petroleum and chemicals (21 per cent), grain and fertilizers (21 per cent), metals and minerals (20 per cent), intermodal (13 per cent), automotive (12 per cent), forest products (seven per cent), and coal (four per cent).

The rise in total revenues was mainly attributable to higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal and automotive business; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; and freight rate increases.

Carloadings for 2014 increased eight per cent over 2013 to 5,625 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by 10 per cent in 2014 over 2013. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by four per cent in 2014 over the previous year.

Operating expenses for 2014 increased by 12 per cent to C$7,510 million, mainly due to the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.

The operating ratio was 61.9 per cent in 2014, an improvement of 1.5 points over the 2013 operating ratio of 63.4 per cent.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s net income for the fourth quarter and year ended Dec. 31, 2014, would have been lower by C$45 million, or C$0.06 per diluted share and C$121 million, or C$0.15 per diluted share, respectively. (1)

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided non-GAAP financial measures in its outlook, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2015 key assumptions
CN has made a number of economic and market assumptions in preparing its 2015 outlook. The Company is forecasting that North American industrial production for the year will increase in the range of three to four per cent, that U.S. housing starts will be in the range of 1.2 million units, and that U.S. motor vehicles sales will be approximately 16.7 million units. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line while the U.S. grain crop was above trend. CN assumes that  the 2015/2016 grain crops in both Canada and the United States will be in line with trend yields. CN also assumes its 2015 customer shipments of energy-related commodities, namely crude oil and frac sand, will grow by approximately 75,000 carloads versus 2014. With these assumptions, CN assumes total carload growth for all freight categories will be in the three to four per cent range, along with continued pricing improvement above inflation. CN also assumes that in 2015 the value of the Canadian dollar in U.S. currency will be in the range of $0.80 to $0.85, and that the average price of crude oil (West Texas Intermediate) will fluctuate around US$50 per barrel. In 2015, CN plans to invest approximately C$2.6 billion in its capital programs, of which approximately C$1.3 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2015 outlook.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited
Item 2

	Three months ended		Year ended
	December 31		December 31
In millions, except per share data	2014	2013	2014	2013
Revenues	$3,207	$2,745	$12,134	$10,575

Operating expenses
Labor and fringe benefits	592	594	2,319	2,182
Purchased services and material	442	364	1,598	1,351
Fuel	448	422	1,846	1,619
Depreciation and amortization	279	254	1,050	980
Equipment rents	85	71	329	275
Casualty and other	101	73	368	295
Total operating expenses	1,947	1,778	7,510	6,702
Operating income	1,260	967	4,624	3,873
Interest expense	(94)	(91)	(371)	(357)
Other income (loss)	13	(2)	107	73
Income before income taxes	1,179	874	4,360	3,589
Income tax expense	(335)	(239)	(1,193)	(977)
Net income	$844	$635	$3,167	$2,612

Earnings per share
Basic	$1.04	$0.76	$3.86	$3.10
Diluted	$1.03	$0.76	$3.85	$3.09

Weighted-average number of shares
Basic	813.0	833.8	819.9	843.1
Diluted	816.9	837.1	823.5	846.1

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2014 and December 31, 2013, and its results of operations, comprehensive income, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2014 and 2013. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2014 Annual Consolidated Financial Statements and should be read in conjunction with such statements, Notes thereto and Management's Discussion and Analysis (MD&A).

Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2014	2013	2014	2013
Net income	$844	$635	$3,167	$2,612

Other comprehensive income (loss)
Net gain on foreign currency translation	36	22	75	46
Net change in pension and other postretirement benefit plans	(1,090)	1,602	(995)	1,775
Amortization of gain on treasury lock	-	-	(1)	-
Other comprehensive income (loss) before income taxes	(1,054)	1,624	(921)	1,821
Income tax recovery (expense)	326	(394)	344	(414)
Other comprehensive income (loss)	(728)	1,230	(577)	1,407
Comprehensive income	$116	$1,865	$2,590	$4,019

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	December 31	December 31
In millions	2014	2013

Assets

Current assets
Cash and cash equivalents	$52	$214
Restricted cash and cash equivalents	463	448
Accounts receivable	928	815
Material and supplies	335	274
Deferred and receivable income taxes	163	137
Other	125	89
Total current assets	2,066	1,977

Properties	28,514	26,227
Pension asset	882	1,662
Intangible and other assets	330	297
Total assets	$31,792	$30,163

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,657	$1,477
Current portion of long-term debt	544	1,021
Total current liabilities	2,201	2,498

Deferred income taxes	6,902	6,537
Other liabilities and deferred credits	704	815
Pension and other postretirement benefits	650	541
Long-term debt	7,865	6,819

Shareholders’ equity
Common shares (1)	3,718	3,795
Additional paid-in capital (1)	439	220
Accumulated other comprehensive loss	(2,427)	(1,850)
Retained earnings	11,740	10,788
Total shareholders’ equity	13,470	12,953
Total liabilities and shareholders’ equity	$31,792	$30,163

(1)	The Company reclassified certain 2013 balances from Common shares to Additional paid-in capital to conform with the 2014 presentation.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2014 and December 31, 2013, and its results of operations, comprehensive income, changes in shareholders’ equity and cash flows for the three months and years ended December 31, 2014 and 2013. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company’s 2014 Annual Consolidated Financial Statements and should be read in conjunction with such statements, Notes thereto and MD&A.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2014	2013	2014	2013
Common shares and additional paid-in capital (1)
Balance, beginning of period	$3,965	$4,036	$4,015	$4,108
Stock-based compensation and other	219	5	250	40
Share repurchase programs	(27)	(26)	(108)	(133)
Balance, end of period	$4,157	$4,015	$4,157	$4,015
Accumulated other comprehensive loss
Balance, beginning of period	$(1,699)	$(3,080)	$(1,850)	$(3,257)
Other comprehensive income (loss)	(728)	1,230	(577)	1,407
Balance, end of period	$(2,427)	$(1,850)	$(2,427)	$(1,850)
Retained earnings
Balance, beginning of period	$11,481	$10,611	$10,788	$10,167
Net income	844	635	3,167	2,612
Share repurchase programs	(383)	(279)	(1,397)	(1,267)
Dividends	(202)	(179)	(818)	(724)
Balance, end of period	$11,740	$10,788	$11,740	$10,788

(1)
During the three months and year ended December 31, 2014, the Company issued 0.3 million and 1.2 million common shares, respectively, as a result of stock options exercised, and repurchased 5.6 million and 22.4 million common shares, respectively, under its share repurchase programs. At December 31, 2014, the Company had 809.4 million common shares outstanding.

During the three months and year ended December 31, 2013, the Company issued 0.2 million and 1.4 million common shares, respectively, as a result of stock options exercised, and repurchased 5.5 million and 27.6 million common shares, respectively, under its share repurchase programs. At December 31, 2013, the Company had 830.6 million common shares outstanding.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2014	2013	2014	2013
Operating activities
Net income	$844	$635	$3,167	$2,612
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	279	254	1,050	980
Deferred income taxes	201	162	416	331
Gain on disposal of property	-	-	(80)	(69)
Changes in operating assets and liabilities:
Accounts receivable	14	55	(59)	32
Material and supplies	41	46	(51)	(38)
Accounts payable and other	(196)	(99)	-	(245)
Other current assets	(19)	(15)	5	13
Pensions and other, net	(29)	60	(67)	(68)
Net cash provided by operating activities	1,135	1,098	4,381	3,548
Investing activities
Property additions	(947)	(788)	(2,297)	(1,973)
Disposal of property	-	-	173	52
Change in restricted cash and cash equivalents	4	81	(15)	73
Other, net	(13)	6	(37)	(4)
Net cash used in investing activities	(956)	(701)	(2,176)	(1,852)
Financing activities
Issuance of debt	675	867	1,022	1,582
Repayment of debt	(27)	(413)	(822)	(1,413)
Net issuance (repayment) of commercial paper	(350)	(341)	(277)	268
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	6	3	30	31
Repurchase of common shares	(410)	(305)	(1,505)	(1,400)
Dividends paid	(202)	(179)	(818)	(724)
Net cash used in financing activities	(308)	(368)	(2,370)	(1,656)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	5	3	3	19
Net increase (decrease) in cash and cash equivalents	(124)	32	(162)	59
Cash and cash equivalents, beginning of period	176	182	214	155
Cash and cash equivalents, end of period	$52	$214	$52	$214
Supplemental cash flow information
Net cash receipts from customers and other	$3,084	$2,842	$12,029	$10,640
Net cash payments for:
Employee services, suppliers and other expenses	(1,576)	(1,389)	(6,333)	(5,558)
Interest	(112)	(85)	(409)	(344)
Personal injury and other claims	(19)	(17)	(57)	(61)
Pensions	(21)	(18)	(127)	(239)
Income taxes	(221)	(235)	(722)	(890)
Net cash provided by operating activities	$1,135	$1,098	$4,381	$3,548

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended December 31		Year ended December 31
	2014	2013	2014	2013

Financial measures
Key financial performance indicators
Total revenues ($ millions)	3,207	2,745	12,134	10,575
Rail freight revenues ($ millions) (1)	3,015	2,584	11,455	9,951
Operating income ($ millions)	1,260	967	4,624	3,873
Adjusted diluted earnings per share ($) (2)	1.03	0.76	3.76	3.06
Free cash flow ($ millions) (2)	175	316	2,220	1,623
Gross property additions ($ millions)	947	795	2,297	2,017
Share repurchases ($ millions)	410	305	1,505	1,400
Dividend per share ($)	0.250	0.215	1.00	0.86

Financial position
Total assets ($ millions)	31,792	30,163	31,792	30,163
Total liabilities ($ millions)	18,322	17,210	18,322	17,210
Shareholders' equity ($ millions)	13,470	12,953	13,470	12,953

Financial ratio
Operating ratio (%)	60.7	64.8	61.9	63.4

Operational measures (3)
Statistical operating data
Gross ton miles (GTM) (millions)	115,698	103,221	448,765	401,390
Revenue ton miles (RTM) (millions)	59,777	54,667	232,138	210,133
Carloads (thousands)	1,448	1,310	5,625	5,190
Route miles (includes Canada and the U.S.)	19,600	20,000	19,600	20,000
Employees (end of period)	25,530	23,721	25,530	23,721
Employees (average for the period)	25,304	23,703	24,635	23,705

Key operating measures
Rail freight revenue per RTM (cents) (1)	5.04	4.73	4.93	4.74
Rail freight revenue per carload ($) (1)	2,082	1,973	2,036	1,917
GTMs per average number of employees (thousands)	4,572	4,355	18,217	16,933
Operating expenses per GTM (cents)	1.68	1.72	1.67	1.67
Labor and fringe benefits expense per GTM (cents)	0.51	0.58	0.52	0.54
Diesel fuel consumed (US gallons in millions)	113.2	101.7	440.5	403.7
Average fuel price ($ per US gallon)	3.48	3.65	3.72	3.55
GTMs per US gallon of fuel consumed	1,022	1,015	1,019	994
Terminal dwell (hours)	16.9	16.1	16.9	15.8
Train velocity (miles per hour)	26.1	26.1	25.7	26.6

Safety indicators
Injury frequency rate (per 200,000 person hours) (4)	1.55	2.21	1.81	1.69
Accident rate (per million train miles) (4)	2.83	2.31	2.73	2.11

(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended December 31				Year ended December 31

	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues (millions of dollars) (1)
Petroleum and chemicals	628	521	21%	14%	2,354	1,952	21%	15%
Metals and minerals	418	311	34%	26%	1,484	1,240	20%	14%
Forest products	398	360	11%	4%	1,523	1,424	7%	2%
Coal	172	160	8%	2%	740	713	4%	-
Grain and fertilizers	560	476	18%	13%	1,986	1,638	21%	17%
Intermodal	680	621	10%	7%	2,748	2,429	13%	11%
Automotive	159	135	18%	11%	620	555	12%	6%
Total rail freight revenues	3,015	2,584	17%	11%	11,455	9,951	15%	11%
Other revenues	192	161	19%	12%	679	624	9%	4%
Total revenues	3,207	2,745	17%	11%	12,134	10,575	15%	10%
Revenue ton miles (millions)
Petroleum and chemicals	13,935	12,206	14%	14%	53,169	44,634	19%	19%
Metals and minerals	6,995	5,320	31%	31%	24,686	21,342	16%	16%
Forest products	7,352	7,313	1%	1%	29,070	29,630	(2%)	(2%)
Coal	4,831	4,973	(3%)	(3%)	21,147	22,315	(5%)	(5%)
Grain and fertilizers	13,824	12,624	10%	10%	51,326	43,180	19%	19%
Intermodal	12,004	11,569	4%	4%	49,581	46,291	7%	7%
Automotive	836	662	26%	26%	3,159	2,741	15%	15%
Total revenue ton miles	59,777	54,667	9%	9%	232,138	210,133	10%	10%
Rail freight revenue / RTM (cents) (1)
Petroleum and chemicals	4.51	4.27	6%	-	4.43	4.37	1%	(3%)
Metals and minerals	5.98	5.85	2%	(4%)	6.01	5.81	3%	(2%)
Forest products	5.41	4.92	10%	4%	5.24	4.81	9%	4%
Coal	3.56	3.22	11%	5%	3.50	3.20	9%	5%
Grain and fertilizers	4.05	3.77	7%	3%	3.87	3.79	2%	(1%)
Intermodal	5.66	5.37	5%	3%	5.54	5.25	6%	3%
Automotive	19.02	20.39	(7%)	(12%)	19.63	20.25	(3%)	(8%)
Total rail freight revenue per RTM	5.04	4.73	7%	2%	4.93	4.74	4%	-
Carloads (thousands)
Petroleum and chemicals	166	159	4%	4%	655	611	7%	7%
Metals and minerals	294	245	20%	20%	1,063	1,048	1%	1%
Forest products	109	108	1%	1%	433	446	(3%)	(3%)
Coal	127	100	27%	27%	519	416	25%	25%
Grain and fertilizers	175	171	2%	2%	640	572	12%	12%
Intermodal	519	473	10%	10%	2,086	1,875	11%	11%
Automotive	58	54	7%	7%	229	222	3%	3%
Total carloads	1,448	1,310	11%	11%	5,625	5,190	8%	8%
Rail freight revenue / carload (dollars) (1)
Petroleum and chemicals	3,783	3,277	15%	10%	3,594	3,195	12%	7%
Metals and minerals	1,422	1,269	12%	5%	1,396	1,183	18%	12%
Forest products	3,651	3,333	10%	3%	3,517	3,193	10%	5%
Coal	1,354	1,600	(15%)	(20%)	1,426	1,714	(17%)	(20%)
Grain and fertilizers	3,200	2,784	15%	10%	3,103	2,864	8%	5%
Intermodal	1,310	1,313	-	(3%)	1,317	1,295	2%	-
Automotive	2,741	2,500	10%	3%	2,707	2,500	8%	3%
Total rail freight revenue per carload	2,082	1,973	6%	1%	2,036	1,917	6%	2%

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A).
For the three months and year ended December 31, 2014, the Company reported adjusted net income of $844 million, or $1.03 per diluted share and $3,095 million, or $3.76 per diluted share, respectively. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share).
For the three months and year ended December 31, 2013, the Company reported adjusted net income of $635 million, or $0.76 per diluted share and $2,582 million, or $3.06 per diluted share, respectively. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense resulting from the enactment of higher provincial corporate income tax rates.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2014 and 2013, to the adjusted performance measures presented herein.

	Three months ended December 31		Year ended December 31
In millions, except per share data	2014	2013	2014	2013
Net income as reported	$844	$635	$3,167	$2,612
Adjustments:
Other income	-	-	(80)	(69)
Income tax expense	-	-	8	39
Adjusted net income	$844	$635	$3,095	$2,582
Basic earnings per share as reported	$1.04	$0.76	$3.86	$3.10
Less: Other income, including tax impact, per share	-	-	(0.09)	(0.03)
Adjusted basic earnings per share	$1.04	$0.76	$3.77	$3.07
Diluted earnings per share as reported	$1.03	$0.76	$3.85	$3.09
Less: Other income, including tax impact, per share	-	-	(0.09)	(0.03)
Adjusted diluted earnings per share	$1.03	$0.76	$3.76	$3.06

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.14 and $1.10 per US$1.00, respectively, for the three months and year ended December 31, 2014, and $1.05 and $1.03 per US$1.00, respectively, for the corresponding periods in 2013.
On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2014 would have been lower by $45 million, or $0.06 per diluted share and $121 million, or $0.15 per diluted share, respectively.

Canadian National Railway Company

Non-GAAP Measures

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended December 31		Year ended December 31
In millions	2014	2013	2014	2013
Net cash provided by operating activities	$1,135	$1,098	$4,381	$3,548
Net cash used in investing activities	(956)	(701)	(2,176)	(1,852)
Net cash provided before financing activities	179	397	2,205	1,696

Adjustment: Change in restricted cash and cash equivalents	(4)	(81)	15	(73)
Free cash flow	$175	$316	$2,220	$1,623

Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	January 27, 2015	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel